EXHIBIT 99.1

TeliaSonera to Delist from Nasdaq

STOCKHOLM, June 10, 2004 (PRIMEZONE) -- TeliaSonera has decided to delist from the Nasdaq Stock Market. Trading volumes on Nasdaq have been negligible compared to the trading on the Stockholm Stock Exchange and the Helsinki Exchanges where the company is also listed.

Of the total traded volume during January-December, 2003, 91.8 percent was in Stockholm, 7.9 percent in Helsinki and 0.3 percent at Nasdaq. Due to the costs and the limited benefits of remaining listed on Nasdaq, TeliaSonera has decided to delist. TeliaSonera will however continue to be registered with the U.S. Securities and Exchange Commission.

TeliaSonera has been listed at the Nasdaq Stock Market since December 9, 2002 when Telia and Sonera merged.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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http://www.waymaker.net/bitonline/2004/06/10/20040610BIT00410/wkr0001.pdf